

Giselle Chirinos · 3rd in

Founder at Overt Skincare | Branding | Marketing

Madrid, Community of Madrid, Spain · 500+ connections ·

Contact info

Ọvert   **Overt Skincare**

ie   **IE Business School**

Experience

Ọvert

Founder
Overt Skincare
Sep 2018 – Present · 2 yrs 4 mos
Delaware, Estados Unidos



Marketing & Sales Coordinator - Roger Dubuis
Richemont
Oct 2017 – Apr 2018 · 7 mos
Madrid y alrededores, España



Assistant Brand Manager
Grupo Metodika S.A.C
Jul 2014 – Jul 2016 · 2 yrs 1 mo

Somos una empresa que brinda asesoría de marca completa al rubro textil peruano. Buscamos ser el nexo que permita a los diseñadores locales conectar su producción y talento con resultados óptimos, tanto en términos de ganancias como desarrollo de capacidades y habilidades.   **...see mor**



Practicante de Comercio Exterior - Sector Manufacturas
Cámara de Comercio de Lima
Nov 2012 – Jul 2013 · 9 mos

- Apoyo en la planificación y desarrollo de ferias nacionales, internacionales y ruedas de negocio.
- Resolución de consultas de los socios de la CCL.
- Manejo de bases de datos como Camtrade, Infotrade y Trademap. **...see mor**

Practicante de Administración y Finanzas
Compañía Minera Caravelí S.A.C
Jan 2012 – Apr 2012 · 4 mos

- Elaboración de cotizaciones y facturación a contratistas y transportistas.
- Apoyo en la elaboración de Estados Financieros.
- Elaboración del flujo de caja real mensual y proyectado.
- Efectuar reportes de Estado de Mina y Gerencia con frecuencia semanal.

Education



IE Business School
Master's degree, Master in International Management
2016 – 2017



Universidad del Pacífico (PE)
Bachelor's degree, Economía
2009 – 2013



Istituto Marangoni
One Year Intensive Course in Brand Management and Fashion Business
2013 – 2014

Show 2 more education ⌄

Licenses & certifications

GMAT, puntaje obtenido: 680.
Issued Nov 2015 · No Expiration Date



TOEFL iBT, puntaje obtenido: 109.
The TOEFL® test

Issued Nov 2015 · No Expiration Date



